CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

October 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52265

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/01/24__ AND ENDING __10/31/25__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __City National Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__555 S. Flower St., 11th Floor__

                  (No. and Street)

__Los Angeles__	__CA__	__90071__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Santiago (Jim) Bretado__ __(213) 673-8507__   __Jim.Bretado@cnb.com__

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Baker Tilly US, LLP__

          (Name – if individual, state last, first, and middle name)

__14555 Dallas Parkway, Suite 300__ __Dallas__	__TX__	__75254__
(Address) (City)	(State)	(Zip Code)

__10/22/2003__   __23__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim A. Bretado _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of City National Securities, Inc. _____, as of October 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Jim Bretado _____

Digitally signed by Jim Bretado
Date: 2026.01.28 13:38:30 -08'00'

Title:
Chief Financial Officer / Financial & Operations Principal _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITY NATIONAL SECURITIES, INC.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
City National Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of City National Securities, Inc. (the Company) as of October 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
January 28, 2026

We have served as the Company's auditor since 2015.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition
October 31, 2025

Assets

Assets:		
Cash and cash equivalents, net	$	19,349,765
Securities owned, at fair value		19,322,168
Receivable from clearing broker		31,890,639
Deferred tax asset		983,926
Premises and equipment, net		806,274
Receivable from related party		538,665
Accrued private trust fees		1,233,651
Other assets, net		1,468,678
Total assets	$	75,593,766

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	4,276,264
Payable to clearing broker		18,906,658
Payable for securities purchased, not yet settled		417,183
Payable to related party		8,798,839
Total liabilities		32,398,944

Commitments and Contingencies- Note 10

Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares: issued and oustanding 1,000 shares		1,000
Additional paid in capital		2,999,000
Retained earnings		40,194,822
Total stockholder's equity		43,194,822
Total liabilities and stockholder's equity	$	75,593,766

See accompanying notes to statement of financial condition.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

Organization and Nature of Business

City National Securities, Inc. (the "Company" or "CNS"), a wholly owned subsidiary of City National Bank (the "Bank"), is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in the business of providing brokerage services to retail clients and institutional clients. The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Bank is a wholly owned subsidiary of RBC USA Holdco Corporation (the "Corporation"), a Delaware corporation, which in turn is a wholly owned subsidiary of the Royal Bank of Canada ("RBC").

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc. For transactions not cleared through NFS, the Company operates as a non-covered firm engaging in business activities consistent with Footnote 74 of SEC Release No. 34-70073 (Footnote 74).

The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC"). As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(1) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $6,827,220 in government money market funds and $25,000 in cash on deposit at the Bank. The Company also has $12,497,617 in a Federal Deposit Insurance Corporation's ("FDIC") insured bank sweep program with nonaffiliated banks. Cash held in the FDIC Insured bank sweep program is distributed in deposits of $250,000 or less with any single nonaffiliated participating bank, which collectively ensures the entire $12,497,617 be fully covered by the FDIC insurance coverage of $250,000.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

(c) *Securities Transactions*

The Company records its securities transactions on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on an accrual basis.

(d) *Fair Value Measurements*

Securities owned and Securities sold, not yet purchased are recorded at fair value based on publicly reported bid and ask quotations or broker quotations. Similarly, other assets and liabilities are recorded at their contracted amounts, which approximate fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The level hierarchy assigned to each security is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 –   Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 –   Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 –   Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The primary inputs for determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the benefits of tax return positions which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-likely than-not criterion is based on the largest benefit that is more than 50% likely to be realized.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Corporation provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay the Corporation amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Corporation will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return as well as tax attributes that may be utilized by the Corporation or others within the consolidated group. Any amounts payable or receivable for taxes are included within amounts due to or due from related parties.

(f) *Receivable from Clearing Broker*

Receivable from clearing broker arises in the ordinary course of the Company's operations and includes the clearing deposit, cash for inventory maintenance, receivable for revenue consisting of commissions, trading gains and losses and FDIC insured bank sweep fees net of clearing costs, fees, and other settlement charges. The opening balance in receivables from clearing broker at October 31, 2024, was $28,592,473.

(g) *Receivables*

The Company follows the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification 326, *Financial Instruments – Credit Losses*, which requires an organization to measure all expected credit losses for financial assets, including receivables related to revenue from contracts with customers, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company's allowance for credit losses at October 31, 2025 was $149,421 and is included in Other assets, net on the accompanying statement of financial condition.

(h)   *Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the terms of the respective leases. Depreciation is generally computed on a straight-line basis over the estimated useful life of each type of asset. Maintenance, repairs, and gains and losses on dispositions are reflected in current operations.

(i)   *Software*

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally developed software. Amortization is computed on a straight-line basis and charged to expense over the estimated useful life of the software, which is generally three to ten years. Capitalized software is included in Premises and equipment, net on the accompanying statement of financial condition.

(2)   Transactions with Affiliates

Various expenses are paid by the Bank, such as rent and certain general and administrative expenses. These expenses are reimbursed by the Company pursuant to an agreement between the Company and the Bank.

The Company receives allocated compensation and benefits expense related to the employees of the Bank who provide services to the Company. The Bank employs a fair value methodology to determine the value of profit sharing compensation granted to its employees, and such compensation is recorded over the vesting period of the related compensation.

The Company has retained CNR, the Bank's RIA subsidiary, as sub-advisor, to provide investment advisory and portfolio management services for their investment advisory program. Under the program, the Company has established custodial accounts with the Bank on behalf of each of its clients. The Company compensates the Bank and CNR for these services.

The Company started the City National Securities Investment Advisory Program and registered with the SEC as a registered investment advisor effective March 22, 2010. CNS hired the Bank's RIA subsidiary, CNR to manage the assets of the RIA clients. SEI Investments Distributions Co. ("SEI"), the Bank's custodial platform, tracks and calculates the amount of income earned based on the average daily balance of

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

assets under management at the end of each period. For the year ended October 31, 2025, the Company compensated CNR for its services provided to the investment advisory program customers.

During the 12 months ended October 31, 2025, the Company collected $14,508,476 in shareholder servicing fees and $181,203 in sub-distribution fees from CNR as paying agent for the CNR Funds.

(3) Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are settled on a delivery versus payment basis ("DVP") and collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

(4) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $250,000 or 2% of aggregate debit items, whichever is greater, as these terms are defined. As of October 31, 2025, the Company had regulatory net capital of $37,937,106, which was $37,687,106 in excess of the required minimum net capital of $250,000.

(5) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset/(liability) as of October 31, 2025 are presented below:

Deferred tax asset/(liability):	Federal	State
State income taxes	$ 500,913	$ —
Accrued bonus/vacation	368,645	155,182
Fixed assets	(80,964)	(33,177)
Other	51,604	21,723
Total net deferred tax assets	$ 840,198	$ 143,728

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

The Corporation may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. The Company is still subject to adjustment upon audits by taxing authorities for the tax years 2015 and 2021 and onward.

(6) Fair Value Measurements

The following table summarizes the Company's assets and liabilities measured at fair value as of October 31, 2025 by level in the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of October 31, 2025
Assets:				
Money market funds	$ 6,827,220	$ —	$ —	$ 6,827,220
U.S. Govt and Agency bonds	10,032,181	—	—	10,032,181
Municipal bonds	137,554	1,996,828	—	2,134,382
Corporate bonds	—	7,155,605	—	7,155,605
Total assets	$ 16,996,955	$ 9,152,433	$ —	$ 26,149,388

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the period for the year ended, October 31, 2025. There were no acquisitions of Level 3 securities during the year ended October 31, 2025.

(7) Receivable From and Payable to Clearing Broker

The following table summarizes the Company's transactions arising from amounts receivable from and payable to clearing broker as of October 31, 2025:

	Receivable	Payable
Deposit	$ 1,000,000	$ —
Cash held for inventory	30,000,000	—
Payable to clearing broker	—	18,906,658
Payable for securities purchased, not yet settled	—	417,183
Fees and commission receivable	890,639	—
	$ 31,890,639	$ 19,323,841

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

(8)   Premises and Equipment

The following is a summary of the major categories of premises and equipment as of October 31, 2025:

	Cost		Accumulated Depreciation and Amorization		Carrying Value		Range of Lives
Premises	$	1,265,033	$	1,265,033	$	—	Up to 39 years
Furniture, fixtures, and equipment		427,379		410,248		17,131	3 to 10 years
Software		3,228,697		2,439,554		789,143	3 to 10 years
Total	$	4,921,109	$	4,114,835	$	806,274	

(9)   Subordinated Borrowing

In March 2024, the Company renewed the $20,000,000 unsecured revolving credit agreement that bears interest at the Secured Overnight Financing Rate ("SOFR") with a two day look back and the maturity date extended to March 31, 2026. When drawn upon, proceeds may be used to manage inventory levels to meet client demands and general corporate purposes. During the 12 months ended October 31, 2025, the Company did not utilize this credit line at any time, and therefore, there is no outstanding balance as of October 31, 2025.

The credit agreement was approved by FINRA as a subordinated borrowing and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10)   Commitments and Contingencies

In June 2020, the Company supplemented and amended certain provisions of its clearing agreement with NFS related to the rates the Company pays NFS for clearing and execution costs. The service agreement expired August 2024, and the contract is now on a month-to-month basis as outlined in the agreement.

The Company has agreed to maintain minimum net capital of $5,000,000 and a clearing deposit of $1,000,000, which is included in Receivable from clearing broker on the accompanying statement of financial condition.

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

October 31, 2025

October 31, 2025, management believes that any such items would not have a material or adverse effect on its continuing operations.

(11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to October 31, 2025, and through January 28, 2026, the date the statement of financial condition was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of October 31, 2025.